Exhibit 99.1

Prophecy Received US$100,000 of Advance Royalty Payment from Ulaan Ovoo Mine Lease, Lessee Eyeing Mine Start

Vancouver, British Columbia, October 16, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that the Company has executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine, and will pay Prophecy US$2 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises.

Bekzod Kasimov, Prophecy’s VP, Business Development, comments:

“This Lease signifies the potential restart of the Ulaan Ovoo mine to supply quality thermal coal for much needed regional consumption.

With nameplate production capacity of 2 million tonnes a year, Ulaan Ovoo is a large coal field featuring a single, massive coal seam of 40 to 80 metre thickness with outcrops and low strip ratio carrying minimal technical risk.

Ulaan Ovoo’s Production Royalty is expected to provide Prophecy with a passive income stream while Prophecy continues to advance the Gibellini vanadium project in Nevada as the Company’s top priority.”

About the Lease:

The Lessee is an established company actively mining at Mongolia’s largest coking coal deposit, Tavan Tolgoi. The Lessee has paid Prophecy US$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lessee will pay all government taxes and royalties related to its proposed mining operation.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of $100,000 due upon signing, payment of which is announced herein, $150,000 and $200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the $2 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. Many parties have expressed buyer interest in Ulaan Ovoo’s coal. Prophecy will provide a further update once the Lessee finalizes the mine start date and sales plans for 2019.

The 3-year Lease can be extended upon mutual agreement.

About Ulaan Ovoo:

Ulaan Ovoo is located in northern Mongolia, 17km from the Zeltura border to Russia by dirt road, and 120km by road from Mongolia’s Sukhbaatar railway station (which connects to the Trans-Siberian railway network).

Ulaan Ovoo produced over 500,000 tonnes of coal from 2012 to 2014 which was sold to 28 separate Russian and Mongolian customers such as Erdenet Copper Mining Corporation, UB Railway, and Khutul Cement before it was put on standby in 2014.

The benchmark Newcastle thermal coal price has rebounded from a 2014 low of US$61 per tonne to a current price of $114 per tonne, which are levels not seen since 2011.

Ulaan Ovoo features an average strip ratio of 1.8 BCM waste/tonne of coal. The coal mined yielded 5,000 kcal/kg GCV, less than 1% sulphur and 8% ash which is well-suited for power plants, cement plants and heat boiler applications. Wardrop Engineering (Tetra Tech) estimated 174 Mt of measured and 34 Mt of indicated coal resources in an NI 43-101 prefeasibility study in 2010.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by Prophecy. In making forward-looking statements as may be included in this news release, Prophecy has made several assumptions that it believes are appropriate, including, but not limited to assumptions that: all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of Prophecy’s properties and the Chandgana power plant; there being no significant disruptions affecting operations, whether due to labour disruptions or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for vanadium, silver, coal and other metals, prices for and availability of fuel, parts and equipment and other key supplies remain consistent with current levels; production forecasts meeting expectations; the accuracy of Prophecy’s current mineral resource estimates; labour and materials costs increasing on a basis consistent with Prophecy’s current expectations; any additional required financing will be available on reasonable terms; and market developments and trends in global supply and demand for vanadium, energy, silver, coal and other metals meeting expectations. Prophecy cannot assure you that any of these assumptions will prove to be correct.

Numerous factors could cause Prophecy’s actual results to differ materially from those expressed or implied in the forward-looking statements, including the following risks and uncertainties, which are discussed in greater detail under the heading “Risk Factors” in Prophecy’s most recent Management Discussion and Analysis and Annual Information Form as filed on SEDAR and posted on Prophecy’s website: Prophecy’s history of net losses and lack of foreseeable positive cash flow; exploration, development and production risks, including risks related to the development of Prophecy’s mineral properties; Prophecy not having a history of profitable mineral production; commencing mine development without a feasibility study; the uncertainty of mineral resource and mineral reserve estimates; the capital and operating costs required to bring Prophecy’s projects into production and the resulting economic returns from its projects; foreign operations and political conditions, including the legal and political risks of operating in Bolivia and Mongolia, which are developing countries and being subject to their local laws; the availability and timeliness of various government approvals, permits and licenses; the feasibility, funding and development of Prophecy’s projects; protecting title to Prophecy’s mineral properties; environmental risks; the competitive nature of the mining business; lack of infrastructure; Prophecy’s reliance on key personnel; uninsured risks; commodity price fluctuations; reliance on contractors; Prophecy’s need for substantial additional funding and the risk of not securing such funding on reasonable terms or at all; foreign exchange risk; anti-corruption legislation; recent global financial conditions; the payment of dividends; the inability of insurance to cover all potential risks associated with mining operations; conflicts of interest; and cyber-security risks related to the Company’s reliance on information technology systems.

These factors should be considered carefully, and readers should not place undue reliance on Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.